





PERSOWN *Connect*

Summary for Investors

PERSOWN *Connect*, Inc., a for-profit company, is integrating a suite of proven technologies designed to dramatically improve healthcare for a substantial portion of the billion underserved families worldwide.

OUR SOLUTION: To accomplish our mission, we are working with financial partners to establish bonds-based microfinancing facilities to **finance, equip, train, and support** Community Medical Technicians (CMTs). The CMTs will use state-of-the-art technologies to provide families affordable basic care, insurance options, and diagnostic testing creating **PERS**onally-**OWN**ed electronic health records. Additionally, the CMTs will be proficient in facilitating satcom telehealth sessions and coordinating delivery of prescribed therapies and medications. Our PERSOWN *Connect* platform will manage CMTs using a franchise business model, tailored to succeed in developing countries. Furthermore, PERSOWN *Connect* will bolster the capabilities of existing NGOs, faith-based clinics, and health ministries—our Franchise Health Organizations (FHOs)—with a sustainable platform that enhances their core mission.

WHY PERSOWN *CONNECT*: We have a seasoned leadership team who has deep experience in building payment technology platforms, healthcare delivery and innovation, global supply distribution, and telecom systems deployment expertise across 130+ countries. We are building a sustainable, highly efficient, for-profit, global franchise business, designed to integrate healthcare and education into developing countries. Working together, we will accelerate first world healthcare innovations into the limited existing infrastructure in developing countries. Children won't suffer a lifetime of debilitating effects from illness and disease due to the lack of early diagnosis and treatments with essential medicines.

Enhancing Global Healthcare with Funding, Training & Tools
Franchise Health Org (FHO) In-country Health Orgs
Microlender
~$34 / Weekly Loan Payment
Master Franchise Facilitates Recruiting, Training and Oversight of Each CMT
Community Medical Technician (CMT)
$100 per Case of 200 Consumables
Average markup 50 to 100%
Re-Ordered Consumables
Microlender provides financing for purchase of the Diagnostic Kit after CMT passes on-line training
$2,500 2 Year Loan @ ~36% interest for Equipment & Software
Case of Consumables provides the individual testing components. Re-ordered as needed
Individuals & families tested. Electronic health records created real-time
Diagnostic Test Kit
Kit Contains Smartphone, third-party FDA/in country approved devices, Point-of-Care in-vitro diagnostics and a Case of Consumables for initial inventory
Customer
$.50 - $5.00 Weekly Subscription Paid via Text-based payments
Support CMT via Connect app providing training, real-time access to apps, cloud service, digitized protocols, AI agents & decision support
Affordable health record creation, early detection tests & access to tele-consultation via Connect App launch of in-country and global partner health related apps
+ coordinated medication delivery
+ health education
+ facilitation of treatment loans



THE OPPORTUNITY: The advent of omnipresent, expanding global satellite service enables entry level CMT's access to all first world interactive AI health related cloud resources. CMTs will now be able to provide point-of-care testing, and link in affordable specialists and medical professionals for more advanced treatments and care path guidance. Diagnostic devices, apps and cloud AI technologies have received significant upfront investments for first world markets, benefitting from economies of scale with minimal incremental costs. We will open new global markets for these technology providers who are willing to profit from a small per unit increase in gross margin, supported by deeply discounted, confidential, bulk order pricing.



IMPACT: We will employ the most efficient use of capital by securitizing Micro Financing Institution (MFI) originated medical equipment asset loans to CMT's. Presently, there are approximately 3,000 MFIs, supporting 80 million borrowers (80% women), with $120 billion capital offering an average rate of 36% per year. MFIs will loan up to $2,500 to qualified CMT franchisees who are recruited and managed by existing in-country healthcare organizations. Each CMT care for approximately 250 families in their community and be paid via text, a very affordable $.50 per week subscription fee for a variety of tech enabled healthcare services. We'll offer additional larger sized loans of that will support nearby affiliated clinics also managed under our franchise platform.

Securitization of loans requires fiscal and operational discipline with an infrastructure that currently does not exist in developing countries. The technology platform we are building is designed to exceed the traditional requirements for asset backed securities to accelerate adoption and gain access to the trillion-dollar global bond market. The global microfinancing industry has similar default rates as first world lenders. The primary risk of default is due to a borrower becoming ill and unable to work. Educated CMTs will have lower illness risks and will improve the overall health of their communities through local, affordable, on-demand services.

INVESTMENT: PERSOWN Connect is seeking a $124,000 investment to develop the initial version of our platform and launch pilot programs across multiple countries. Following this, we anticipate a $3 million funding round to fully build out the platform, with a subsequent $60 million debt/warrant raise to rapidly scale up. We welcome the opportunity to share more details about our solution and business plan.